FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....	April 1, 2013	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 112TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 28, 2013

TO OUR SHAREHOLDERS

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 112TH BUSINESS TERM

    Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 112th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

Matters Reported:	1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 112th Business Term (from January 1, 2012 to December 31, 2012), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

	2.	Reports on the content of the Financial Statements for the 112th Business Term (from January 1, 2012 to December 31, 2012).
		The contents of items 1. and 2. above were reported.

Matters Resolved upon:

Item No.1	Dividend from Surplus

    It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 70.00 yen per share, consisting of an ordinary term-end dividend of 60.00 yen per share and a special dividend of 10.00 yen per share to commemorate the 75th anniversary in August 2012. As we have already paid an interim dividend of 60.00 yen per share, the full-year dividend became to be 130.00 yen per share, which is an increase of 10.00 yen compared with the previous business term.

Item No.2	Election of Twenty-one Directors

    It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Shigeyuki Matsumoto, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Makoto Araki, Hiroyuki Suematsu, Shigeyuki Uzawa, Kenichi Nagasawa and Naoji Otsuka were reappointed as Directors and Messrs. Masanori Yamada, Aitake Wakiya and Kazuto Ono were newly appointed as Directors. All of them assumed their offices.

Item No.3	Final Payments of Retirement Allowance Due to the Abolishment of the Retirement Allowance System for Directors

    It was approved and adopted in all respects as proposed. Thus, it was decided to implement final payments of retirement allowance to the eighteen Directors, who was reappointed in accordance with the approval of Item No.2, within the due amount based upon certain standards stipulated by the Company. It was also decided that the time of the payment shall be when each of the Directors retire and the actual amount and method of payment etc. be entrusted to the Board of Directors.

Item No.4	Revision to Amount of Remuneration for Directors

    It was approved and adopted in all respects as proposed. Thus, it was decided that the amount of remuneration for Directors shall be revised to be a yearly amount of 1.8 billion yen or less, and the amount of remuneration for Directors shall not include employee’s portion of salaries for employees who serve concurrently as Directors.

Item No.5	Grant of Bonus to Directors
It was approved and adopted in all respects as proposed. Thus, it was decided that bonus shall be granted to the eighteen Directors as of the end of this term, which totals 190,500,000 yen.

POSTSCRIPT

■  Appointment of Representative Directors and Directors with Specific Titles

    As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 112th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
Executive Vice President & CFO	Toshizo Tanaka
Executive Vice President & CTO	Toshiaki Ikoma
Executive Vice President	Kunio Watanabe
Senior Managing Director	Yoroku Adachi
Senior Managing Director	Yasuo Mitsuhashi
Senior Managing Director	Shigeyuki Matsumoto
Senior Managing Director	Toshio Homma
Senior Managing Director	Masaki Nakaoka
Senior Managing Director	Haruhisa Honda
Managing Director	Hideki Ozawa
Managing Director	Masaya Maeda

Messrs. Fujio Mitarai, Toshizo Tanaka and Toshiaki Ikoma are Representative Directors.

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 112th Business Term shall be paid by either of the following methods.

■  If you are receiving the dividend with the “Receipt of Dividend”:

    Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 112th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 29, 2013 to April 30, 2013). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 112th Business Term.”

■   If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

    Please confirm the description of the enclosed dividend relating documents.

GUIDANCE NOTES ON

THE “SPECIAL INCOME TAX FOR RECONSTRUCTION”

    The Act on Special Measures for Securing Financial Resources Necessary to Implement Measures for Reconstruction from the Great East Japan Earthquake (Act No. 117 of 2011) was promulgated on December 2, 2011. Please be advised that, as a consequence, “special income tax for reconstruction,” an additional 2.1% tax of base income taxes, will be imposed on all forms of income taxes for the income arising during the 25 years from January 2013 to December 2037.

    Specific tax rates for dividend income from dividends from listed shares, etc., are as described in the table below.

		2013	2014 to 2037	From 2038
Taxes and tax rates for dividend income	Income tax	7.147%	15.315%	15%
from dividends from listed shares, etc.	Inhabitant tax	3%	5%	5%
Aggregate tax rates		10.147% (reduced tax rate)	20.315%	20%

* The above tax rates are those applicable in the case of withholding tax. Japanese corporations are not subject to inhabitant tax.

* For details, please enquire at the relevant tax office.